Exhibit 99.1

Xylo Technologies: Charging Robotics Successfully Installs Wireless EV Charging System in Automatic Parking Facility

TEL AVIV, Israel, April 30, 2025 (GLOBE NEWSWIRE) -- Xylo Technologies Ltd. (Nasdaq: XYLO) (“Xylo” or the “Company”), a technology-based company engaged in advanced innovative technologies, announced today that Charging Robotics, Inc. (OTC: CHEV) (“Charging Robotics”), a Delaware corporation (62.22% owned by Xylo), has successfully installed a system for wireless charging of electric vehicles with a leading supplier of robotic parking facilities. Following the installation, the system successfully demonstrated the ability to wirelessly transfer power. The system is intended to be used for charging electric vehicles (“EVs”) while reporting charge data to the cloud and managing the charging process based on available electricity and customer needs.

This installation marks significant progress in addressing the challenges of EV charging in robotic facilities, where traditional plug-in methods are impractical. The system enables EV owners to charge their electric vehicles seamlessly and efficiently, enhancing user convenience and promoting sustainable urban living.

The wireless charging solution integrates advanced machine learning and artificial intelligence algorithms to manage and prioritize charging sequences based on factors such as departure times and vehicle types. This ensures optimal energy utilization and readiness of vehicles for users.

“We are excited to implement our wireless charging technology on-site, marking a major step toward our vision of revolutionizing EV charging in automated parking environments,” said Hovav Gilan, CEO of Charging Robotics. “As the global adoption of electric vehicles accelerates and the demand for space-efficient Automatic and Robotic Parking Systems continues to rise, the need for seamless and scalable charging solutions becomes critical. We believe that Charging Robotics offers unique, innovative wireless technology specifically designed to meet the complex needs of parking infrastructure regardless of size or layout. Our system bridges the gap between two fast-growing markets, delivering a truly integrated and future-ready solution.”

The system's user-friendly interface allows EV owners to initiate and monitor the charging process via a dedicated smartphone application, providing real-time updates and billing information.

About Charging Robotics

Charging Robotics is developing various automatic wireless charging solutions such as robotic and stationary charging systems for EVs. Robotic solutions are intended to offer the driver the ability to initiate charging by use of a simple smartphone app that instructs an autonomous robot, which navigates under the EV for access and charging capabilities. Our stationary systems offer various charging solutions, including in automatic car parks where the company’s system allowing EVs to charge in places where drivers can’t connect plugs to sockets. For further information, visit: https://www.chargingrobotics.com/

About Xylo

Based in Israel, Xylo Technologies Ltd. (Nasdaq: XYLO) is a technology company focused on innovative growth partnerships, mainly in the advanced medical solutions, digital commerce, and electric vehicle markets. Xylo’s affiliations in the medical solutions arena include ownership in Polyrizon Ltd. The Company’s affiliates in digital commerce include Gix Internet Ltd. and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics, Inc. and Revoltz Ltd. are also part of the Company’s portfolio of technology solution providers. Other affiliations of the Company include Zig Miami 54 LLC.

Xylo is traded on The Nasdaq Capital Market. To learn more about Xylo’s advanced technologies, please visit  https://ir.xylotech.ai/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Xylo’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Xylo could differ materially from those described in or implied by the statements in this press release. For example, Xylo cannot guarantee the impact of the successful installation of the wireless charging system in an automatic car parking facility on Charging Robotics financial or operation results.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed in any filings with the SEC. Except as otherwise required by law, Xylo undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Xylo is not responsible for the contents on third-party websites.

Company Contact:

Tali Dinar
Chief Financial Officer
ir@xylotech.ai

Investor Relations Contact:

Michal Efraty
Investor Relations,
michal@efraty.com